Winner Medical Group Inc.
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
People’s Republic of China

April 27, 2007

Ronald E. Alper, Esq.
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Winner Medical Group Inc. Amendment No. 9 to Registration Statement, Form SB-2 on Form S-1 Filed April 20, 2007 File No. 333-130473

Dear Mr. Alper:

Winner Medical Group Inc., a Nevada corporation (the “Company”), hereby withdraws its prior request dated July 10, 2006 that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement (the “Registration Statement”) effective on Thursday, July 16, 2006, or as soon thereafter as practicable.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests that the Commission take appropriate action to declare the Registration Statement effective at 5:00 pm (Eastern Time) on Monday, April 30, 2007, or as soon thereafter as practicable.

In connection with the request to declare effective the Registration Statement, the Company acknowledges that:

o	Should the Commission or the Staff, acting by delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action on the filing.

o
The action of the Commission or the Staff, acting by delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the Registration Statement’s disclosure.

o
The Company may not assert the Staff’s comments and the declaration of the Registration Statement’s effectiveness as a defense in any proceedings initiated by the Commission or any person under the U.S. federal securities laws.

Very truly yours, WINNER MEDICAL GROUP INC.

By:
Jianquan Li
Chief Executive Officer